UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
Amendment No. 1

KINDER MORGAN, INC.

(Name of Issuer)

Class P Common Stock, par value $0.01 per share

(Title of Class of Securities)

49456B101

(CUSIP Number)

Mr. David R. DeVeau

Kinder Morgan, Inc.

1001 Louisiana Street, Suite 1000

Houston, Texas 77002

Telephone: (713) 369-9000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with a copy to:

Mr. Gary W. Orloff

Mr. Troy L. Harder

Bracewell & Giuliani LLP

711 Louisiana Street, Suite 2300

Houston, Texas  77002

Telephone: (713) 223-2300

August 9, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box: ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No.: 49456B101

1	Name of Reporting Person Richard D. Kinder

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization USA

	7	Sole Voting Power 243,059,533 (1)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 243,059,533 (1)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Reporting Person 243,059,533

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒ (2)

13	Percent of Class Represented by Amount in Row (11) 23.6%

14	Type of Reporting Person IN

(1)         The amount shown includes 11,072,258 shares of Class P Common Stock owned by a limited partnership (the “Limited Partnership”) of which the Reporting Person is the managing member of the general partner and with respect to which the Reporting Person has sole voting and dispositive power. The Reporting Person disclaims 99% of the pecuniary interest in the shares owned by the Limited Partnership.

(2)         By virtue of certain provisions in the Shareholders Agreement, which is more fully described in Item 6 of the Initial Statement (as defined below), the Reporting Person may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act of 1934, as amended, with Highstar Capital LP, the only remaining Sponsor (as defined below). As a result, the Reporting Person may be deemed to beneficially own shares of Class P Common Stock that may be beneficially owned by Highstar Capital LP; however, the Reporting Person hereby disclaims beneficial ownership of any such Class P Common Stock of the Issuer that may be beneficially owned by Highstar Capital LP. In addition, the Reporting Person’s wife owns 40,467 shares of the Issuer’s Class P Common Stock. The Reporting Person hereby disclaims any and all beneficial ownership of any such shares that may be beneficially owned by the Reporting Person’s wife.

STATEMENT ON SCHEDULE 13D

Explanatory Note: This Amendment No. 1 amends and supplements the Statement on Schedule 13D filed by Richard D. Kinder on December 2, 2011, relating to the Class P Common Stock, par value $0.01 per share of Kinder Morgan, Inc. (the “Initial Statement”).

Item 1.                                 Security and Issuer

Item 1 of the Initial Statement is hereby amended and restated in its entirety as follows:

The class of equity to which this Schedule 13D relates is Class P Common Stock, par value $0.01 per share, of Kinder Morgan, Inc. (“Class P Common Stock”).

Kinder Morgan, Inc. (the “Issuer” or “KMI”) is a Delaware corporation with its principal executive offices located at 1001 Louisiana Street, Suite 1000, Houston, Texas 77002.

Item 2.                                 Identity and Background

Item 2 of the Initial Statement is hereby amended and restated in its entirety as follows:

(a) and (b) This Schedule 13D is filed by Mr. Richard D. Kinder (the “Reporting Person”).  The business address of the Reporting Person is 1001 Louisiana Street, Suite 1000, Houston, Texas 77002.

(c) The present principal occupation of the Reporting Person is Chairman of the Board of Directors and Chief Executive Officer of the Issuer, Kinder Morgan Management, LLC, Kinder Morgan G.P., Inc. and El Paso Pipeline GP Company, L.L.C.

(d) and (e) During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a United States citizen.

Item 3.                                 Source and Amount of Funds or Other Consideration

Item 3 of the Initial Statement is supplemented as follows:

The Reporting Person previously held shares of (i) Class A common stock representing consideration received in exchange for his capital contribution to a predecessor of the Issuer and (ii) Class B common stock representing incentive compensation acquired as a result of the Reporting Person’s service as an officer or director of the Issuer and/or its predecessors. In a series of transactions occurring since the date of the Initial Statement, the Reporting Person acquired beneficial ownership of 219,303,877 shares of Class P Common Stock through the automatic conversion of all of the Reporting Person’s shares of Class A common stock and Class B common stock and the Limited Partnership’s shares of Class B common stock into Class P Common Stock pursuant to the terms and provisions of the certificate of incorporation of the Issuer.  No purchase price was paid by the Reporting Person or the Limited Partnership for the shares of Class P Common Stock upon such automatic conversion.

Since the date of the Initial Statement, the Reporting Person acquired 2,227,489 shares of Class P Common Stock through open market purchases using personal or other funds.

On August 9, 2014, the Issuer entered into three separate merger agreements (the “Merger Agreements”) and related agreements.  The mergers and other transactions contemplated by the Merger Agreements are collectively referred to herein as the “Transactions.”  Pursuant to the Transactions, the Reporting Person’s ownership in the Issuer will be diluted.  The percentage of the Class P Common Stock beneficially owned by the Reporting Person will decrease from 23.6% to approximately 11% upon the closing of the Transactions.

Item 4.                                 Purpose of Transaction

Item 4 of the Initial Statement is hereby supplemented as follows:

The response in Item 3 is incorporated herein by reference.

Upon the closing of the Transactions, the Reporting Person will hold the shares of Class P Common Stock now owned and acquired pursuant thereto for purposes of investment.

Other than as set forth herein or related to the transactions contemplated by, or in connection with, the Merger Agreements, the Support Agreement (as described in Item 6 below) and the Shareholders Agreement (as described in Item 6 of the Initial Statement), the Reporting Person has no plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j) of Schedule 13D. However, the Reporting Person intends to review continuously the Issuer’s business affairs, capital needs and general industry and economic conditions, and, based on such review, the Reporting Person may, from time to time, determine to increase his ownership of Class P Common Stock, approve an extraordinary corporate transaction with regard to the Issuer or engage in any of the events set forth in Items 4(a) through (j) of Schedule 13D, but, except as otherwise provided herein, the Reporting Person currently has no intention of selling any shares of Class P Common Stock or engaging in any such events. The Reporting Person is the Chairman of the Board of Directors and Chief Executive Officer of the Issuer. Accordingly, the Reporting Person will be in a position to influence the management, operations and activities of the Issuer.

The information set forth in response to this Item 4 is qualified in its entirety by reference to the Support Agreement, which is incorporated herein by reference.

Item 5.                                 Interest in Securities of the Issuer

Item 5 of the Initial Statement is supplemented as follows:

(a) and (b) As of August 7, 2014, the Reporting Person beneficially owned directly 231,987,275 shares of Class P Common Stock. The Limited Partnership owns an additional 11,072,258 shares of the Issuer’s Class P Common Stock. The Reporting Person is the managing member of the general partner of the Limited Partnership and has sole voting and dispositive power with respect to the shares owned by the Limited Partnership; however, the Reporting Person disclaims 99% of the pecuniary interest in the shares owned by the Limited Partnership.

Although the Reporting Person’s wife holds 40,467 shares of Class A Common Stock, the Reporting Person disclaims any and all beneficial or pecuniary interest in such shares held by his wife.

By virtue of certain provisions in the Shareholders Agreement, which is more fully described in Item 6 of the Initial Statement, the Reporting Person may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act of 1934, as amended, with Highstar Capital LP, the only remaining Sponsor, as more fully described in Item 6 of the Initial Statement. As of August 7, 2014, Highstar Capital LP may be deemed beneficially own 68,866,536 shares of Class P Common Stock. As a result, the Reporting Person may be deemed to beneficially own such shares of Class P Common Stock that are beneficially owned by Highstar Capital LP; however, the Reporting Person hereby disclaims beneficial ownership of any such shares that may be beneficially owned by Highstar Capital LP.

(c)  The Reporting Person has not effected any transactions in the Class P Common Stock in the past 60 days.

(d)  Not applicable.

(e)  Not applicable.

The Cover Page of this Schedule 13D is incorporated herein by reference.

Item 6.                                 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Initial Statement is supplemented as follows:

Concurrently with the execution of the Merger Agreements, Kinder Morgan Energy Partners, L.P., Kinder Morgan G.P., Inc., Kinder Morgan Management, LLC, El Paso Pipeline Partners, L.P. and El Paso Pipeline GP Company, L.L.C. entered into a support agreement (the “Support Agreement”) with the Reporting Person and the Limited Partnership.  Pursuant to the Support Agreement, the Reporting Person and the Limited Partnership have agreed to vote their shares of Class P Common Stock in favor of the amendment of KMI’s certificate of incorporation to increase the number of authorized shares of Class P Common Stock and the issuance of Class P Common Stock in the Transactions.  The foregoing summary of the Support Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Support Agreement, which is attached hereto as Exhibit 1.01.

Items 3 through 5 of this Schedule 13D are incorporated herein by reference.

Item 7.                                 Material to be Filed as Exhibits.

Exhibit No.	Name

1.01	—

Support Agreement, dated as of August 9, 2014, by and among Kinder Morgan Energy Partners, L.P., Kinder Morgan G.P., Inc., Kinder Morgan Management, LLC, El Paso Pipeline Partners, L.P., El Paso Pipeline GP Company, L.L.C., Richard D. Kinder and RDK Investments, Ltd.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, such person hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: August 12, 2014

	By:	/s/ Richard D. Kinder
Richard D. Kinder